October 15, 2024

Bradley Ecker

Geoffrey Kruczek

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Next Thing Technologies, Inc. Post-Qualification Amendment No. 1 to Form 1-A Filed on August 16, 2024 File No. 024-12260

Dear Messrs. Ecker and Kruczek:

We acknowledge receipt of the comments in the letter dated September 10, 2024 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Post-Qualification Amendment to the Form 1-A of Next Thing Technologies, Inc. (the “Company”), which we have set out below, together with our responses.

Post-Qualification Amendment No. 1 to Form 1-A

Cover Page

1.	Please revise your cover page and applicable risk factor to disclose the approximate voting percentage that you expect your CEO to have assuming the maximum amount of shares are sold in this offering. Also revise the risk factor on page 11 regarding voting control.

The Company has revised its cover page and the applicable risk factor to disclose the approximate voting percentage that it expects its CEO to have assuming the maximum amount of shares are sold in this offering. The Company has revised the risk factor on page 11 regarding voting control to reflect the CEO’s voting control.

Dilution, page 13

2.	Please address the following as it relates to your dilution disclosures:

●	Update the dilution table to reflect the information as of December 31, 2023 or the most recent balance sheet date included in the filing.

●	You appear to reflect the shares of common stock sold by selling shareholders as newly issued shares in your dilution calculation. Exclude these shares from your calculation as they appear to be already reflected in your historical number of shares.

The Company has updated the dilution table to reflect the information as of June 30, 2024 and has excluded shares sold by the selling shareholders from the calculations.

PLAN OF DISTRIBUTION AND SELLING SHAREHOLDERS, page 15

3.	We note the link you provide to your Offering Circular is not active (https://nextthing.tech/filings). We also note that the link to the Offering Circular on your Web site is to the original circular, not the recent post-qualification amendment. Please provide an updated link.

The Company has updated the url in the Offering Circular to https://nextthing.tech/investor/. The Company has also provided an updated link on its website to the recently filed post-qualification amendments.

THE COMPANY’S BUSINESS, page 22

4.	Disclosure on your website seems to indicate the company’s lack of lithium use in its product. However, disclosure in your offering circular seems to indicate that lithium represents a material aspect of your costs of raw materials. Please revise your offering circular, wherever applicable, to remedy this inconsistency.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS, page 28

5.	Please update your beneficial ownership table as of a more recent practicable date. Also, note 4 to the table indicates Salinity owns no securities, contrary to the information in the table here and on page 17. Please reconcile.

The Company has updated the beneficial ownership table as of August 5, 2024 and has removed Salinity Ventures LLC from the table.

SECURITIES BEING OFFERED, page 29

6.	Please revise this section to describe all conversion features of your Class B Common Stock.

The Company has revised the Securities Being Offered section to describe the conversion features of its Class B Common Stock.

General

7.	Please ensure that the following information in your disclosures are consistent throughout your filing:

●	Number of shares sold and related proceeds received through August 5, 2024 in the Regulation A offering.

●	Amount of maximum net offering proceeds.

The Company has revised the Offering Statement to clarify the amount sold and maximum net proceeds.

8.	Please revise your cover page and Summary sections to clarify the amount of securities being offered by the company and the total amount of bonus shares issuable assuming the maximum. In this regard, we note your footnote (3) on page 2 states that the 25,000,000 Class A Common Stock outstanding after this offering assumes that the maximum number of Bonus Shares proposed for issuance in this Offering are issued.

The Company has revised the cover page and Summary section to clarify the amount of securities being offered by the company and the total amount of bonus shares issuable assuming the maximum.

9.	On pages 12 and 20, you disclose that the jury trial waiver provision in Exhibits 4.1 and 4.2 applies to claims under the federal securities laws. Please reconcile with the actual provision included on pages 6 and 7 of those exhibits, which excludes from its scope claims arising under those laws. Similarly, on pages 12 and 20, you disclose your belief regarding the applicability of the exclusive forum provision in Exhibits 4.1 and 4.2 to claims arising under the federal securities laws. However, the actual forum provision on page 6 of those exhibits appears to specifically exclude from its scope claims arising under those laws. Please reconcile.

The Company has reconciled the disclosure in the Offering Circular with the provisions found in the exhibits.

Exhibit 11.1, page III-1

10.	Please include a revised consent that also references the financial statements as of and for the fiscal year ended December 31, 2022, to be consistent with the financial statement periods covered in the audit report.

The Company has provided a revised consent that references the financial statements as of and for the fiscal year ended December 31, 2022.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Next Thing Technologies, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc:	Jason Adams, Chief Executive Officer, Next Thing Technologies, Inc.

4